Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2025 Q3
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports strong 2025 third-quarter results

Record free cash flow of approximately $700 million and achieved net cash position

Increased 2025 share buyback target by 20% to $600 million and dividend by 17%

On track to meet annual guidance

Toronto, Ontario – November 4, 2025 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the third quarter ended September 30, 2025.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 24 and 25 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2025 third-quarter highlights:

•	Production[1] of 503,862 gold equivalent ounces (Au eq. oz.).
•	Production cost of sales[2] of $1,150 per Au eq. oz. sold and attributable production cost of sales[1] of $1,145 per Au eq. oz. sold.
•	Attributable all-in sustaining cost[1] of $1,622 per Au eq. oz. sold.
•	Operating cash flow[3] of $1,024.1 million.
•	Attributable free cash flow[1] record of $686.7 million.
•	Margins[4] increased by 54% to $2,310 per Au eq. oz. sold compared with Q3 2024, outpacing the rise in the average realized gold price.
•	Reported earnings[5] of $584.9 million, or $0.48 per share, with adjusted net earnings[6] of $529.6 million, or $0.44 per share.
•	Balance sheet strength: Kinross has achieved a net cash[7] position of $485 million, with approximately $1.7 billion in cash and cash equivalents and total liquidity[8] of approximately $3.4 billion at September 30, 2025.
•	Debt repayment: Kinross announced today the early redemption of its $500 million in Senior Notes due in 2027.
•	Guidance reaffirmed: Kinross remains on track to meet its 2025 annual guidance for production, cost of sales per ounce, all-in sustaining cost and attributable capital expenditures, including the impacts of higher royalties due to strong gold prices.

Return of capital to shareholders:

•	Since reactivating its share buyback program in April 2025, the Company has repurchased approximately $405 million in shares as of November 4, 2025. Further, the Company has increased its target by 20% and now aims to repurchase $600 million in shares in 2025.
•	Including its quarterly dividend, Kinross has returned approximately $515 million in capital to shareholders as of November 4, 2025.
•	Kinross’ Board of Directors has also approved a 17% increase to the quarterly dividend to $0.035 per common share, which would amount to $0.14 per common share on an annualized basis. The third quarter dividend, having been approved by the Board of Directors, is payable on December 10, 2025, to shareholders of record at the close of business on November 26, 2025.

1 Unless otherwise stated, production figures in this news release are on an attributable basis. “Attributable” includes Kinross’ 70% share of Manh Choh production, costs, cash flows and capital expenditures. Financial figures include 100% of Manh Choh results except when denoted as attributable. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 6.

2 “Production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold.

3 Operating cash flow figures in this release represent “Net cash flow provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.

4 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.

5 Earnings, net earnings, and reported net earnings figures in this news release represent “Net earnings attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.

6 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 16 to 22 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.

7 Net cash is calculated as cash and cash equivalents of $1,721.7 million less long-term debt of $1,236.9 million as reported on the Company’s interim condensed consolidated balance sheet as at September 30, 2025.

8 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2025).

p. 1 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operations highlights:

•	Paracatu delivered another solid quarter driven by higher grades and strong recoveries, and was, once again, the highest producing mine in the portfolio.
•	Tasiast continued to perform well driven by strong mill performance and high recoveries.
•	At La Coipa, production increased and costs decreased quarter-over-quarter as mining transitioned into higher-grade ore from Phase 7.

Development and exploration projects:

•	Great Bear’s Advanced Exploration (“AEX”) program continues to progress, with key infrastructure – including the camp and natural gas pipeline – now complete and commissioned. For the Main Project, detailed engineering is advancing well, initial procurement is underway, and phased Impact Statement submissions are on track.
•	Round Mountain Phase X development is progressing well, with over 5,200 metres developed to date. Extensive underground drilling has been completed in both the upper and lower mineralized zones, with results continuing to show strong widths and grades. Technical studies and detailed engineering are also progressing well to support a production decision.
•	Mining at Bald Mountain Redbird is advancing on schedule. Studies, detailed engineering and exploration related to the potential Phase 2 extension are all progressing well.
•	At Curlew, results from infill drilling are showing high grades and good mining widths, supporting the resource estimate. Kinross completed the initial development of the exploration decline at Roadrunner and further extension of the North Stealth development, enabling access for high-grade target drilling.
•	At Lobo-Marte, the dedicated project team continues to progress baseline studies to support permitting.

CEO commentary:

J. Paul Rollinson, CEO, made the following comments in relation to 2025 third-quarter results:

“Kinross delivered another excellent quarter, underscoring the strength of our operating portfolio, which together with disciplined cost management, produced robust margins and record free cash flow of approximately $700 million. With free cash flow exceeding $1.7 billion in the first three quarters of the year, and the further strengthening of our balance sheet to a net cash position, we are well positioned to continue generating strong returns for our shareholders.

“We are also pleased to announce enhancements to our return of capital program as a result of our robust financial position and strong free cash flow, and are now aiming to return approximately $750 million through both share buybacks and dividends. We have increased our share buybacks by 20% and are now aiming to repurchase $600 million in shares this year, with approximately $405 million repurchased to date in 2025. We are also increasing our longstanding quarterly dividend by 17% to $0.14 per share annually.

“Looking ahead, we’re excited by the progress across our growth pipeline. This includes strong drill results at Phase X and Curlew, continued progress at Great Bear, study and engineering advancement at Redbird Phase 2, and ongoing baseline studies at Lobo-Marte. These projects reflect our strategy to extend mine life, contain costs and enhance long-term value across our portfolio. We look forward to providing more details about Phase X, Redbird and Curlew, including economics, in Q1 2026.

“Our commitment to sustainability continues to drive meaningful impact in our host communities – including advancing education in Mauritania, award-winning reclamation work in Nevada, and ISO energy management system certification in Chile. In Brazil, our tailings facilities received the top-level AA classification for management and monitoring, reflecting the site’s strong safety practices. These initiatives reflect our dedication to responsible mining and the creation of opportunities in our communities.”

p. 2 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2025	2024	2025	2024
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	520,301	593,699	1,580,239	1,656,436
Sold	520,733	578,323	1,571,045	1,621,483
Attributable gold equivalent ounces(b)
Produced	503,862	564,106	1,528,524	1,626,843
Sold	504,111	550,548	1,518,975	1,593,708
Gold ounces - sold	511,564	569,506	1,547,223	1,578,232
Silver ounces - sold (000's)	804	741	2,171	3,676

Earnings(a)
Metal sales	$1,802.1	$1,432.0	$5,028.1	$3,733.0
Production cost of sales	$598.6	$564.3	$1,713.7	$1,613.3
Depreciation, depletion and amortization	$285.4	$296.2	$836.7	$862.7
Impairment reversal	$-	$(74.1)	$-	$(74.1)
Operating earnings	$810.1	$547.7	$2,155.3	$1,039.2
Net earnings attributable to common shareholders	$584.9	$355.3	$1,483.6	$673.2
Net earnings per share attributable to common shareholders (basic and diluted)	$0.48	$0.29	$1.21	$0.55
Adjusted net earnings(c)	$529.6	$298.7	$1,434.6	$598.3
Adjusted net earnings per share(c)	$0.44	$0.24	$1.17	$0.49

Cash Flow(a)
Net cash flow provided from operating activities	$1,024.1	$733.5	$2,613.6	$1,711.9
Attributable adjusted operating cash flow(c)	$845.2	$625.0	$2,365.3	$1,529.0
Capital expenditures(d)	$312.2	$278.7	$826.0	$794.8
Attributable capital expenditures(c)	$307.6	$275.5	$813.5	$772.1
Attributable free cash flow(c)	$686.7	$414.6	$1,704.1	$905.8

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$3,460	$2,477	$3,200	$2,304
Attributable average realized gold price per ounce(c)	$3,458	$2,479	$3,199	$2,301
Production cost of sales per equivalent ounce sold(b)(f)	$1,150	$976	$1,091	$995
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,145	$980	$1,086	$997
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,102	$956	$1,052	$962
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,622	$1,350	$1,490	$1,349
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,588	$1,332	$1,462	$1,324
Attributable all-in cost per equivalent ounce sold(b)(c)	$2,016	$1,689	$1,877	$1,697
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,989	$1,677	$1,855	$1,682

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2025 was 87.73:1 and 91.33:1, respectively (third quarter and first nine months of 2024 – 84.06:1 and 84.34:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 16 to 22 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

p. 3 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on third-quarter gold equivalent production:

Production: Kinross produced 503,862 Au eq. oz. in Q3 2025, compared with 564,106 Au eq. oz. in Q3 2024. The year-over-year decrease was due to lower production from Tasiast and Fort Knox, as planned.

Average realized gold price9: The average realized gold price in Q3 2025 was $3,460 per ounce, compared with $2,477 per ounce in Q3 2024.

Revenue: During the third quarter, revenue increased to $1,802.1 million, compared with $1,432.0 million during Q3 2024. The 26% year-over-year increase is due to the increase in the average realized gold price.

Production cost of sales: Production cost of sales per Au eq. oz. sold2 was $1,150 for the quarter, compared with $976 in Q3 2024. Attributable production cost of sales per Au eq. oz. sold1 was $1,145 for the quarter, compared with $980 in Q3 2024, impacted by higher royalties as a result of recent gold prices.

Attributable production cost of sales per Au oz. sold on a by-product basis1 was $1,102 in Q3 2025, compared with $956 in Q3 2024, based on attributable gold sales of 495,136 ounces and attributable silver sales of 787,523 ounces.

Margins4: Kinross’ margin per Au eq. oz. sold increased by 54% to $2,310 for Q3 2025, compared with the Q3 2024 margin of $1,501, outpacing the 40% increase in average realized gold price.

Attributable all-in sustaining cost1: Attributable all-in sustaining cost per Au eq. oz. sold was $1,622 in Q3 2025, compared with $1,350 in Q3 2024, primarily due to higher cost of sales.

In Q3 2025, attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,588, compared with $1,332 in Q3 2024.

Operating cash flow3: Operating cash flow increased to $1,024.1 million for Q3 2025, compared with $733.5 million for Q3 2024.

Attributable adjusted operating cash flow1 for Q3 2025 increased to $845.2 million, compared with $625.0 million for Q3 2024.

Attributable free cash flow1: Attributable free cash flow increased by 66% to $686.7 million in Q3 2025, compared with $414.6 million in Q3 2024.

Reported net earnings5: Reported net earnings increased by 65% to $584.9 million for Q3 2025, or $0.48 per share, compared with reported net earnings of $355.3 million, or $0.29 per share, for Q3 2024.

Adjusted net earnings6 increased by 77% to $529.6 million, or $0.44 per share, for Q3 2025, compared with $298.7, or $0.24 per share, for Q3 2024.

Capital expenditures10: Capital expenditures were $312.2 million for Q3 2025, compared with $278.7 in Q3 2024.

Attributable capital expenditures1 were $307.6 million for Q3 2025, compared with $275.5 million for Q3 2024. The increase was primarily a result of the ramp-up of development activities at Bald Mountain Redbird Phase 1, Great Bear and the Fennec satellite pit at Tasiast, partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox and Manh Choh.

9 “Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.

10 “Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

p. 4 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Realized increased consideration from Chirano divestiture

Related to the 2022 sale of the Chirano mine to Asante Gold Corporation (“Asante”), Kinross received cash payments from Asante and proceeds from the sale of securities that totaled $232 million in cash since the beginning of Q3 2025. Of this amount, approximately $136 million was received during Q3 2025 and $96 million was received subsequent to Q3 2025.

Since the closing of the transaction in 2022, overall Kinross has realized $314 million in cash proceeds compared with the original sale price of $225 million.

Balance sheet

As of September 30, 2025, Kinross had cash and cash equivalents of $1,721.7 million, compared with $1,136.5 million at June 30, 2025, and net cash7 of approximately $485 million.

The Company had additional available credit11 of $1.6 billion and total liquidity8 of approximately $3.4 billion as of September 30, 2025.

During the quarter, S&P announced that it upgraded Kinross’ outlook from stable to positive and affirmed the Company’s investment-grade rating of BBB-. S&P noted Kinross’ strong cash flow, solid operating performance and debt reduction as key factors driving the improved outlook.

Kinross announced today the early redemption of the outstanding 4.50% Senior Notes due July 15, 2027, which have an aggregate principal amount of $500 million, on December 4, 2025. After the Notes are redeemed, Kinross will have $750 million aggregate principal amount of Senior Notes outstanding, with the next Senior Notes maturity date on July 15, 2033, for $500 million in aggregate principal amount.

Return of capital to shareholders

Kinross is pleased to enhance its return of capital program as a result of its robust financial position and strong free cash flow and is now targeting approximately $750 million in shareholder returns in 2025 through both share buybacks and dividends.

Kinross has increased its target for share buybacks by 20% to $600 million in 2025. During the quarter, Kinross repurchased approximately $165 million in shares, and approximately $405 million to date in 2025 (representing 23.3 million shares). Including its quarterly dividend, Kinross has returned approximately $515 million in capital to shareholders to date in 2025.

Kinross’ Board of Directors has also approved a 17% increase to the quarterly dividend to $0.035 per common share, which would amount to $0.14 per common share on an annualized basis. The third quarter dividend, having been approved by the Board of Directors, is payable on December 10, 2025, to shareholders of record at the close of business on November 26, 2025.

Operating results

Mine-by-mine summaries for 2025 third-quarter operating results may be found on pages 10 and 14 of this news release. Highlights include the following:

At Tasiast, production was in line with the previous quarter, with higher throughput offset by planned grades. Year-over-year production decreased due to planned grades, partially offset by higher recoveries following mill optimizations. Cost of sales per ounce sold increased quarter-over-quarter due to higher royalties and strong throughput at lower grades. Lower production resulted in higher costs year-over-year.

 11 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2025.

p. 5 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Paracatu, production was in line with the previous quarter, with strong mining rates and recoveries at higher grades offsetting lower planned throughput. Production was higher year-over-year due to higher grades, partially offset by a planned decrease in throughput due to mine sequencing, which moved into harder, higher-grade ore this year, and the timing of ounces processed through the mill. Cost of sales per ounce sold decreased quarter-over-quarter and year-over-year due to higher grades.

La Coipa delivered higher quarter-over-quarter production as planned as mining transitioned to higher-grade ore from Phase 7, and higher production year-over-year as a result of stronger throughput and higher grades. Quarter-over-quarter cost of sales per ounce sold improved as a result of higher production from higher grades, and increased year-over-year due to higher royalties, labour and maintenance supply costs, partially offset by higher production. In the fourth quarter, production is expected to be stronger as mining continues through higher-grade ore from Phase 7. Permitting work for mine life extensions continues.

At Fort Knox, production remained in line with the previous quarter, and decreased year-over-year primarily due to planned lower grades. Cost of sales per ounce sold increased quarter-over-quarter primarily due to a lower proportion of capital development tonnes mined at Phase 10. Year-over-year costs increased, as expected, primarily due to the lower proportion of capital development tonnes mined at Phase 10, higher labour and maintenance supply costs, partially offset by lower contractor costs.

At Round Mountain, production was in line quarter-over-quarter, and decreased year-over-year per planned mine sequencing as the site transitions from Phase W to Phase S with lower mill grades and fewer ounces recovered from the heap leach pads. Costs of sales per ounce sold increased quarter-over-quarter primarily due to a lower proportion of Phase S mining characterized as capital development as it shifts into operating waste. Higher unit costs year-over-year were primarily due to the shift from capital to operating waste, and the decrease in ounces produced.

At Bald Mountain, production decreased quarter-over-quarter due to planned grades, partially offset by an increase in tonnes of ore stacked. Year-over-year production was lower due to the timing of ounces recovered from the heap leach pads. Cost of sales per ounce sold was higher quarter-over-quarter, as expected, due to fewer ounces produced, and lower year-over-year as mining activities were largely focused on capital development.

Development and exploration projects

Great Bear

At Great Bear, Kinross continues to progress its Advanced Exploration (“AEX”) program alongside permitting and detailed engineering for the Main Project.

For AEX, the natural gas pipeline is complete and has been commissioned, and the camp is now operational. Earthwork activities are well advanced, including the initial development of the portal boxcut, and the water treatment plant building is enclosed, with equipment installation currently in progress. The Company is currently working with the Ontario Ministry of Environment, Conservation and Parks as it consults with First Nations to finalize the two remaining AEX water permits and, in the interim, permitted activities continue as planned. AEX is focused on providing access for infill drilling of the underground resource and exploration drilling to further delineate extensions of mineralization at depth. AEX is not on the critical path for first production at Great Bear.

For the Main Project, which is expected to remain on schedule, Kinross continues to progress detailed engineering for the mill, tailings management facility, and other site infrastructure. Initial procurement activities for major process and water treatment equipment are in progress, with contract awards planned to start before year-end. Manufacturing of selected long-lead items is anticipated to commence in 2026.

The first of three phased submissions for the Project’s Impact Statement was submitted on schedule in September. The second submission remains on track for mid-December 2025, with the final phase targeted to be filed at the end of Q1 2026. Work has commenced on initial Main Project Federal and Provincial permits, with permitting technical documents submitted to Fisheries and Oceans Canada during the quarter.

Kinross also advanced its regional exploration program with three diamond drill rigs testing geophysical and lithological targets during the quarter, looking for new, near-surface mineralization.

p. 6 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Round Mountain Phase X

Decline development at Round Mountain Phase X is advancing well, with over 5,200 metres developed to date. Extensive infill drilling has been completed in both the upper and lower mineralized zones. Third quarter drilling focused on further infill of the lower zone, with results continuing to intersect strong widths and grades, proving out the exploration thesis of a bulk tonnage underground mining target.

Lower zone highlights include:

•	DX-0152 – 53m @ 4.5 g/t
o	Including 8m @ 8.6 g/t
•	DX-0161 – 123m @ 3.5 g/t
o	Including 12m @ 13.7 g/t
•	DX-0176 – 74m @ 6.5 g/t
o	Including 8m @ 11.4 g/t
•	DX-0184 – 21m @ 3.9 g/t
o	Including 2m @ 9.3 g/t
•	DX-0190 – 56m @ 5.8 g/t
o	Including 20m @ 13.7 g/t

Engineering work and technical studies are also advancing well to support a production decision at Phase X. The extent of infill drilling is now sufficient to support an initial underground resource estimate, and Kinross plans to provide the initial resource estimate, a project update, and an economics update for Phase X in Q1 2026.

See Appendix A for a Round Mountain Phase X long section.

Bald Mountain Redbird

At Redbird, mining is advancing on schedule. Studies and detailed engineering related to the potential Phase 2 extension of Redbird are progressing well, including engineering related to the heap leach pad expansion, technical studies and mine plan optimization work. Exploration drilling and technical studies targeting satellite pit opportunities on the large Bald Mountain property are progressing well and showing positive results with potential to augment the production profile from Redbird 2. Kinross plans to provide a project and economics update in Q1 2026.

Curlew Basin exploration

Drilling at Curlew in Q3 was primarily focused on infill drilling with results showing high-grade mineralization and good mining widths, supporting the resource estimate. Received assay highlights include (true width):

o	EVP-1248 – 2.1m @ 22.3 g/t
o	K5-1516 – 6.8m @ 8.2 g/t
o	K5-1518 – 5.7m @ 8.4 g/t

Kinross also completed the initial development of the Roadrunner decline and further extension of the North Stealth development in Q3, providing access for drilling of the high grade exploration target at Roadrunner and for drilling of potential extensions to the high grade mineralization at North Stealth. Exploration drilling in Q4 2025 and in 2026 will focus on expanding mineralization and resource potential in both of these areas.

Technical studies and detailed engineering are also progressing well at Curlew.

Kinross plans to provide a project and economics update for Curlew in Q1 2026.

Lobo-Marte

Kinross is progressing baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project. Lobo-Marte continues to be a potential large, low-cost mine and Kinross is committed to progressing next steps to advance the project.

p. 7 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 24 and 25.

The Company expects to be slightly above the midpoint of its 2025 production guidance range of 2.0 million Au eq. oz. (+/- 5%), with fourth quarter production expected to be slightly lower than 500,000 Au eq. oz.

The Company is in line with its attributable production cost of sales1 guidance range of $1,120 per Au eq. oz. (+/-5%). The Company is tracking towards the higher end of its attributable all-in sustaining cost1 guidance range of $1,500 per Au eq. oz. (+/-5%), including the impacts of higher royalties at current gold prices as well as a higher proportion of sustaining capital expenditures. Attributable capital expenditures1 remain on track to meet guidance of $1,150 million (+/-5%) with higher spending planned for Q4.

Kinross’ annual production is expected to remain stable at 2.0 million attributable Au eq. oz. (+/- 5%) in 2026 and 2027.

Sustainability

In the third quarter, Kinross continued to advance Sustainability initiatives. In Mauritania, local educational infrastructure was strengthened with the completion of new school facilities, including 17 fully-equipped classrooms, in the Inchiri region and the distribution of school kits and uniforms to support children.

In Brazil, Paracatu’s tailings facilities recently received the top-level AA classification from the Engineer of Record, under Brazil’s National Mining Agency’s recently introduced categories for dam management and monitoring. This is a strong endorsement of the site’s safety practices, reflecting industry-leading standards in monitoring, maintenance, and risk control.

In Nevada, Bald Mountain’s strong safety culture was recognized at the Nevada Mining Association’s annual convention, receiving awards in several categories. Bald Mountain also earned the Nevada Excellence in Mine Reclamation Award, Excellence in Earthwork category, the fifth award for reclamation that the site has received. Reclamation works included recontouring approximately 131 acres across two rock disposal areas and a haul road, followed by the addition of topsoil and seeding.

In Chile, La Coipa received the ISO 50001 certification for its energy management systems after the completion of a two-stage audit that confirmed compliance. ISO 50001 is an internationally recognized voluntary standard that gives organizations a structured framework to manage energy and integrates energy efficiency into management practices.

Board update

The Board of Directors has appointed Candace MacGibbon as a Director. Ms. MacGibbon has over 25 years of experience in the mining sector and capital markets. Most recently, she served as CEO and Director of TSX-listed INV Metals Inc. and served as CFO prior to that. She also previously held roles in finance and equity research. She has a BA in Economics from Western University, a Diploma in Accounting from Wilfrid Laurier University, and is a Chartered Professional Accountant, Chartered Accountant. She also holds an ICD.D from the Institute of Corporate Directors, and a Cybersecurity Certificate from Cornell University.

p. 8 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Wednesday, November 5, 2025, at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 9425112

Outside of Canada & US – 1 (646) 968-2525; Passcode: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 9425112

Outside of Canada & US – 1 (609) 800-9909; Passcode: 9425112

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

Samantha.Sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

p. 9 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2025	2024	2025	2024	2025	2024	2025	2024
Tasiast	120,934	162,155	116,251	158,521	103.4	109.0	889	688
Paracatu	150,367	146,174	149,903	145,235	139.9	146.1	933	1,006
La Coipa	57,997	50,502	57,544	48,594	69.0	52.2	1,199	1,074

Fort Knox	112,181	149,093	117,500	140,121	159.7	134.2	1,359	958
Round Mountain	37,297	42,279	37,274	41,436	78.1	63.8	2,095	1,540
Bald Mountain	41,525	43,496	42,261	44,410	48.5	58.9	1,148	1,326
United States Total	191,003	234,868	197,035	225,967	286.3	256.9	1,453	1,137
Less: Manh Choh non-controlling interest (30%)	(16,439)	(29,593)	(16,622)	(27,775)	(21.3)	(24.9)
United States Attributable Total	174,564	205,275	180,413	198,192	265.0	232.0	1,469	1,171
Operations Total(a)	520,301	593,699	520,733	578,323	598.6	564.3	1,150	976
Attributable Total(a)	503,862	564,106	504,111	550,548	577.3	539.4	1,145	980

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2025	2024	2025	2024	2025	2024	2025	2024
Tasiast	377,804	482,983	367,489	465,573	311.0	311.0	846	668
Paracatu	446,270	404,675	445,545	403,519	422.1	417.0	947	1,033
La Coipa	164,451	187,598	163,814	183,225	203.5	163.1	1,242	890

Fort Knox	339,299	272,357	342,810	266,890	432.8	311.5	1,263	1,167
Round Mountain	111,648	172,418	111,098	169,654	187.2	248.3	1,685	1,464
Bald Mountain	140,767	136,405	140,289	131,469	157.1	161.6	1,120	1,229
United States Total	591,714	581,180	594,197	568,013	777.1	721.4	1,308	1,270
Less: Manh Choh non-controlling interest (30%)	(51,715)	(29,593)	(52,070)	(27,775)	(64.5)	(24.9)
United States Attributable Total	539,999	551,587	542,127	540,238	712.6	696.5	1,314	1,289
Operations Total(a)	1,580,239	1,656,436	1,571,045	1,621,483	1,713.7	1,613.3	1,091	995
Attributable Total(a)	1,528,524	1,626,843	1,518,975	1,593,708	1,649.2	1,588.4	1,086	997

(a)	Totals include immaterial sales and related costs from Maricunga for the three and nine months ended September 30, 2024.

p. 10 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	September 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$1,721.7	$611.5
Restricted cash	14.2	10.2
Accounts receivable and prepaid assets	154.0	257.3
Inventories	1,381.2	1,243.2
Other current assets	142.7	4.5
	3,413.8	2,126.7
Non-current assets
Property, plant and equipment	8,047.3	7,968.6
Long-term investments	71.1	51.9
Other long-term assets	597.8	713.1
Deferred tax assets	-	5.3
Total assets	$12,130.0	$10,865.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$700.4	$543.0
Current income tax payable	442.1	236.7
Current portion of long-term debt	-	199.9
Current portion of provisions	51.0	62.5
Other current liabilities	12.8	18.0
	1,206.3	1,060.1
Non-current liabilities
Long-term debt	1,236.9	1,235.5
Provisions	977.2	941.5
Other long-term liabilities	55.6	78.9
Deferred tax liabilities	571.1	549.0
Total liabilities	$4,047.1	$3,865.0

Equity
Common shareholders' equity
Common share capital	$4,419.0	$4,487.3
Contributed surplus	10,369.6	10,643.0
Accumulated deficit	(6,807.7)	(8,181.3)
Accumulated other comprehensive loss	(24.0)	(87.4)
Total common shareholders' equity	7,956.9	6,861.6
Non-controlling interests	126.0	139.0
Total equity	$8,082.9	$7,000.6
Total liabilities and equity	$12,130.0	$10,865.6

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,209,993,934	1,229,125,606

p. 11 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Revenue
Metal sales	$1,802.1	$1,432.0	$5,028.1	$3,733.0
Cost of sales
Production cost of sales	598.6	564.3	1,713.7	1,613.3
Depreciation, depletion and amortization	285.4	296.2	836.7	862.7
Impairment reversal	-	(74.1)	-	(74.1)
Total cost of sales	884.0	786.4	2,550.4	2,401.9
Gross profit	918.1	645.6	2,477.7	1,331.1
Other operating expense	26.1	21.1	71.2	50.6
Exploration and business development	50.7	49.6	154.7	147.0
General and administrative	31.2	27.2	96.5	94.3
Operating earnings	810.1	547.7	2,155.3	1,039.2
Other income (expense) - net	16.8	(6.0)	(16.2)	(0.2)
Finance income	45.2	6.3	56.8	14.7
Finance expense	(30.7)	(23.5)	(98.8)	(66.8)
Earnings before tax	841.4	524.5	2,097.1	986.9
Income tax expense - net	(232.3)	(134.2)	(540.0)	(281.1)
Net earnings	$609.1	$390.3	$1,557.1	$705.8
Net earnings attributable to:
Non-controlling interests	$24.2	$35.0	$73.5	$32.6
Common shareholders	$584.9	$355.3	$1,483.6	$673.2
Earnings per share attributable to common shareholders
Basic	$0.48	$0.29	$1.21	$0.55
Diluted	$0.48	$0.29	$1.21	$0.55

p. 12 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$609.1	$390.3	$1,557.1	$705.8
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	285.4	296.2	836.7	862.7
Impairment reversal	-	(74.1)	-	(74.1)
Share-based compensation expense	3.4	1.3	11.2	6.6
Finance expense	30.7	23.5	98.8	66.8
Deferred tax expense	32.9	21.6	35.4	9.0
Gain on sale of Asante Gold Corporation holdings	(63.0)	-	(63.0)	-
Foreign exchange (gains) losses and other	(16.3)	8.9	(8.0)	16.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(48.0)	(30.9)	(33.7)	(15.9)
Inventories	(19.9)	(11.5)	(49.4)	(3.1)
Accounts payable, accrued liabilities and other	267.1	127.4	574.1	288.0
Cash flow provided from operating activities	1,081.4	752.7	2,959.2	1,862.6
Income taxes paid	(57.3)	(19.2)	(345.6)	(150.7)
Net cash flow provided from operating activities	1,024.1	733.5	2,613.6	1,711.9
Investing:
Additions to property, plant and equipment	(312.2)	(278.7)	(826.0)	(794.8)
Interest paid capitalized to property, plant and equipment	(4.5)	(33.0)	(18.0)	(84.9)
Proceeds from long-term investments and other assets	94.3	-	94.3	4.8
Additions to long-term investments and other assets	(12.5)	(11.4)	(36.4)	(35.0)
Increase in restricted cash - net	(1.5)	(1.3)	(4.0)	(1.0)
Interest received and other - net	11.1	6.0	24.3	13.7
Net cash flow of continuing operations used in investing activities	(225.3)	(318.4)	(765.8)	(897.2)
Net cash flow of discontinued operations provided from investing activities	53.4	-	53.4	-
Financing:
Repayment of debt	-	(350.0)	(200.0)	(550.0)
Interest paid	(31.0)	(17.1)	(55.0)	(35.6)
Payment of lease liabilities	(2.0)	(3.3)	(5.0)	(10.1)
Funding from non-controlling interest	-	4.1	-	31.3
Distributions paid to non-controlling interest	(33.0)	(19.5)	(87.0)	(19.5)
Dividends paid to common shareholders	(36.4)	(36.9)	(110.0)	(110.6)
Repurchase and cancellation of shares	(165.1)	-	(335.2)	-
Other - net	-	0.1	-	0.4
Net cash flow used in financing activities	(267.5)	(422.6)	(792.2)	(694.1)
Effect of exchange rate changes on cash and cash equivalents	0.5	0.3	1.2	(0.2)
Increase (decrease) in cash and cash equivalents	585.2	(7.2)	1,110.2	120.4
Cash and cash equivalents, beginning of period	1,136.5	480.0	611.5	352.4
Cash and cash equivalents, end of period	$1,721.7	$472.8	$1,721.7	$472.8

p. 13 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary

	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production(c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining(e)	Total Cap Ex (e)
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
West Africa	Tasiast	Q3 2025	1,685	2,181	-	1.78	-	94%	120,934	116,251	$103.4	$889	$47.6	$102.0
		Q2 2025	1,921	1,730	-	2.11	-	95%	119,241	121,745	$102.6	$843	$23.1	$89.7
		Q1 2025	1,812	1,932	-	2.15	-	95%	137,629	129,493	$105.0	$811	$13.7	$80.1
		Q4 2024	1,824	2,205	-	2.13	-	94%	139,411	144,041	$104.4	$725	$33.7	$105.4
		Q3 2024	1,748	2,203	-	2.46	-	91%	162,155	158,521	$109.0	$688	$13.5	$83.8
Americas	Paracatu	Q3 2025	12,958	13,214	-	0.44	-	82%	150,367	149,903	$139.9	$933	$58.2	$58.2
		Q2 2025	13,497	14,527	-	0.39	-	82%	149,264	148,787	$142.6	$958	$38.4	$38.4
		Q1 2025	13,318	12,507	-	0.43	-	83%	146,639	146,855	$139.6	$951	$24.4	$24.4
		Q4 2024	12,944	13,116	-	0.40	-	80%	123,899	124,690	$131.6	$1,055	$35.1	$35.1
		Q3 2024	13,127	14,551	-	0.38	-	81%	146,174	145,235	$146.1	$1,006	$41.2	$41.2
	La Coipa(f)	Q3 2025	1,006	932	-	2.36	-	76%	57,997	57,544	$69.0	$1,199	$18.5	$18.5
		Q2 2025	580	911	-	1.77	-	78%	54,139	50,400	$70.4	$1,397	$25.0	$25.0
		Q1 2025	1,265	971	-	2.19	-	80%	52,315	55,870	$64.1	$1,147	$15.6	$15.6
		Q4 2024	1,385	1,017	-	1.98	-	79%	58,533	57,852	$68.2	$1,179	$26.6	$26.6
		Q3 2024	786	809	-	2.17	-	80%	50,502	48,594	$52.2	$1,074	$21.3	$24.9
	Fort Knox (100%)(g)	Q3 2025	8,140	1,511	6,538	1.86	0.23	90%	112,181	117,500	$159.7	$1,359	$45.0	$45.0
		Q2 2025	7,639	1,636	5,529	1.72	0.23	88%	115,064	113,200	$141.3	$1,248	$43.0	$43.0
		Q1 2025	6,530	1,071	4,790	2.77	0.19	91%	112,054	112,110	$131.8	$1,176	$28.2	$28.2
		Q4 2024	7,692	1,524	6,664	1.51	0.21	82%	104,901	108,512	$141.0	$1,299	$53.3	$54.0
		Q3 2024	7,612	1,105	5,822	4.03	0.19	91%	149,093	140,121	$134.2	$958	$56.6	$70.4
	Fort Knox (attributable)(g)	Q3 2025	8,056	1,425	6,538	1.55	0.23	89%	95,742	100,878	$138.4	$1,372	$40.4	$40.4
		Q2 2025	7,535	1,567	5,529	1.47	0.23	87%	97,561	95,277	$118.8	$1,247	$38.7	$38.7
		Q1 2025	6,445	982	4,790	2.35	0.19	90%	94,281	94,585	$111.1	$1,175	$24.6	$24.6
		Q4 2024	7,619	1,483	6,664	1.28	0.21	81%	91,755	94,763	$125.1	$1,320	$51.1	$52.1
		Q3 2024	7,509	991	5,822	3.44	0.19	91%	119,500	112,346	$109.3	$973	$55.4	$67.2
	Round Mountain	Q3 2025	1,659	914	1,113	0.66	0.32	72%	37,297	37,274	$78.1	$2,095	$4.5	$33.0
		Q2 2025	2,881	856	1,682	0.72	0.30	80%	38,665	37,864	$52.1	$1,376	$5.7	$32.8
		Q1 2025	1,927	856	2,163	0.66	0.27	77%	35,686	35,960	$57.0	$1,585	$2.8	$29.6
		Q4 2024	3,111	768	1,736	1.05	0.22	82%	42,969	45,342	$80.0	$1,764	$4.4	$33.9
		Q3 2024	2,958	790	1,032	0.74	0.29	80%	42,279	41,436	$63.8	$1,540	$5.2	$35.9
	Bald Mountain	Q3 2025	2,182	-	2,182	-	0.31	nm	41,525	42,261	$48.5	$1,148	$5.3	$27.9
		Q2 2025	1,578	-	1,578	-	1.07	nm	53,704	54,227	$59.4	$1,095	$12.7	$40.4
		Q1 2025	5,803	-	5,803	-	0.35	nm	45,538	43,801	$49.2	$1,123	$6.9	$17.8
		Q4 2024	7,622	-	7,622	-	0.46	nm	44,642	51,291	$58.7	$1,144	$4.6	$6.4
		Q3 2024	6,384	-	6,384	-	0.53	nm	43,496	44,410	$58.9	$1,326	$5.0	$6.1

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	"nm" means not meaningful.
(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2025: 87.73:1; Q2 2025: 97.41:1; Q1 2025: 89.69:1; Q4 2024: 84.67:1; Q3 2024: 84.06:1.
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	"Total Cap Ex" is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on pages 20 to 21 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q3 2025: 41.34 g/t, 49%; Q2 2025: 28.89 g/t, 50%; Q1 2025: 31.97 g/t, 60%; Q4 2024: 42.57 g/t, 43%; Q3 2024: 49.13 g/t, 58%.
(g)	The Fort Knox segment is composed of Fort Knox and Manh Choh. Manh Choh tonnes of ore processed and grade were as follows: Q3 2025: 286,496 tonnes, 7.05 g/t; Q2 2025: 231,451 tonnes, 7.39 g/t; Q1 2025: 294,238 tonnes, 7.39 g/t; Q4 2024: 138,937 tonnes, 9.58 g/t; Q3 2024: 379,786 tonnes, 9.13 g/t. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

p. 14 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended		Nine months ended
(expressed in millions of U.S. dollars, except per share amounts)	September 30,		September 30,
	2025	2024	2025	2024
Net earnings attributable to common shareholders - as reported	$584.9	$355.3	$1,483.6	$673.2
Adjusting items:
Foreign exchange losses (gains)	9.8	4.8	28.6	(5.1)

Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(15.6)	7.7	(36.6)	32.0
Taxes in respect of prior periods	3.3	(0.2)	(1.3)	(22.9)
Impairment reversal	-	(74.1)	-	(74.1)
Gain on sale of Asante holdings(a)	(53.0)	-	(53.0)	-
Tasiast mill fire related costs	-	-	13.0	-
Insurance recoveries	-	-	-	(22.9)
Other(b)	0.9	0.8	4.3	16.2
Tax effects of the above adjustments	(0.7)	4.4	(4.0)	1.9
	(55.3)	(56.6)	(49.0)	(74.9)
Adjusted net earnings	$529.6	$298.7	$1,434.6	$598.3
Weighted average number of common shares outstanding - Basic	1,215.3	1,229.0	1,223.8	1,228.8
Adjusted net earnings per share	$0.44	$0.24	$1.17	$0.49
Basic earnings per share attributable to common shareholders - as reported	$0.48	$0.29	$1.21	$0.55

(a)	The gain on sale of Asante holdings includes interest income of $21.8 million related to prior periods.

(b)	Other includes various impacts, such as settlement provisions, one-time costs and credits at sites, restructuring costs, adjustments related to prior years as well as gains and losses on assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

p. 15 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended		Nine months ended
(expressed in millions of U.S. dollars)	September 30,		September 30,
	2025	2024	2025	2024
Net cash flow provided from operating activities - as reported	$1,024.1	$733.5	$2,613.6	$1,711.9
Adjusting items:
Attributable(a) capital expenditures	(307.6)	(275.5)	(813.5)	(772.1)
Non-controlling interest(b) cash flow from operating activities	(29.8)	(43.4)	(96.0)	(34.0)
Attributable(a) free cash flow	$686.7	$414.6	$1,704.1	$905.8

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended		Nine months ended
(expressed in millions of U.S. dollars)	September 30,		September 30,
	2025	2024	2025	2024
Net cash flow provided from operating activities - as reported	$1,024.1	$733.5	$2,613.6	$1,711.9

Adjusting items:
Insurance proceeds received in respect of prior years	-	-	-	(22.9)
Working capital changes:
Accounts receivable and other assets	48.0	30.9	33.7	15.9
Inventories	19.9	11.5	49.4	3.1
Accounts payable, accrued liabilities and other, including income taxes paid	(209.8)	(108.2)	(228.5)	(137.3)
	882.2	667.7	2,468.2	1,570.7

Non-controlling interest(b) cash flow from operating activities, net of working capital changes	(37.0)	(42.7)	(102.9)	(41.7)
Attributable(a) adjusted operating cash flow	$845.2	$625.0	$2,365.3	$1,529.0

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

(expressed in millions of U.S. dollars, except ounces and average realized gold price per ounce)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Metal sales - as reported	$1,802.1	$1,432.0	$5,028.1	$3,733.0
Less: silver revenue(c)	(32.3)	(21.5)	(77.4)	(97.3)
Less: non-controlling interest(b) gold revenue	(57.8)	(67.5)	(165.9)	(67.5)
Attributable(a) gold revenue	$1,712.0	$1,343.0	$4,784.8	$3,568.2

Gold ounces sold	511,564	569,506	1,547,223	1,578,232
Less: non-controlling interest(b) gold ounces sold	(16,428)	(27,676)	(51,575)	(27,676)
Attributable(a) gold ounces sold	495,136	541,830	1,495,648	1,550,556
Attributable(a) average realized gold price per ounce	$3,458	$2,479	$3,199	$2,301
Average realized gold price per ounce(d)	$3,460	$2,477	$3,200	$2,304

See pages 21 and 22 for details of the footnotes referenced within the table above.

p. 16 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the interim condensed consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

(expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Attributable(a) production cost of sales	$577.3	$539.4	$1,649.2	$1,588.4

Gold equivalent ounces sold	520,733	578,323	1,571,045	1,621,483
Less: non-controlling interest(b) gold equivalent ounces sold	(16,622)	(27,775)	(52,070)	(27,775)
Attributable(a) gold equivalent ounces sold	504,111	550,548	1,518,975	1,593,708
Attributable(a) production cost of sales per equivalent ounce sold	$1,145	$980	$1,086	$997
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See pages 21 and 22 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

(expressed in millions of U.S. dollars, except	Three months ended		Nine months ended
ounces and production cost of sales per ounce)	September 30,		September 30,
	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Less: attributable(a) silver revenue(c)	(31.7)	(21.4)	(75.8)	(97.2)
Attributable(a) production cost of sales net of silver by-product revenue	$545.6	$518.0	$1,573.4	$1,491.2

Gold ounces sold	511,564	569,506	1,547,223	1,578,232
Less: non-controlling interest(b) gold ounces sold	(16,428)	(27,676)	(51,575)	(27,676)
Attributable(a) gold ounces sold	495,136	541,830	1,495,648	1,550,556
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,102	$956	$1,052	$962
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See pages 21 and 22 for details of the footnotes referenced within the table above.

p. 17 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except	Three months ended		Nine months ended
ounces and costs per ounce)	September 30,		September 30,
	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Less: attributable(a) silver revenue(c)	(31.7)	(21.4)	(75.8)	(97.2)
Attributable(a) production cost of sales net of silver by-product revenue	$545.6	$518.0	$1,573.4	$1,491.2
Adjusting items on an attributable(a) basis:
General and administrative(f)	31.2	27.2	96.5	90.3
Other operating expense - sustaining(g)	0.4	2.5	1.5	4.9
Reclamation and remediation - sustaining(h)	21.7	18.4	66.4	56.1
Exploration and business development - sustaining(i)	10.7	10.6	38.5	32.4
Additions to property, plant and equipment - sustaining(j)	174.7	141.8	406.6	367.6
Lease payments - sustaining(k)	1.8	3.2	4.4	9.9
All-in Sustaining Cost on a by-product basis - attributable(a)	$786.1	$721.7	$2,187.3	$2,052.4
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	24.2	12.9	59.5	32.8
Reclamation and remediation - non-sustaining(h)	2.3	1.7	6.9	5.1
Exploration and business development - non-sustaining(i)	38.9	38.3	113.8	113.0
Additions to property, plant and equipment - non-sustaining(j)	132.9	133.7	406.9	404.5
Lease payments - non-sustaining(k)	0.2	0.1	0.6	0.2
All-in Cost on a by-product basis - attributable(a)	$984.6	$908.4	$2,775.0	$2,608.0
Gold ounces sold	511,564	569,506	1,547,223	1,578,232
Less: non-controlling interest(b) gold ounces sold	(16,428)	(27,676)	(51,575)	(27,676)
Attributable(a) gold ounces sold	495,136	541,830	1,495,648	1,550,556
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,588	$1,332	$1,462	$1,324
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,989	$1,677	$1,855	$1,682
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See pages 21 and 22 for details of the footnotes referenced within the table above.

p. 18 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

(expressed in millions of U.S. dollars, except	Three months ended		Nine months ended
ounces and costs per ounce)	September 30,		September 30,
	2025	2024	2025	2024
Production cost of sales - as reported	$598.6	$564.3	$1,713.7	$1,613.3
Less: non-controlling interest(b) production cost of sales	(21.3)	(24.9)	(64.5)	(24.9)
Attributable(a) production cost of sales	$577.3	$539.4	$1,649.2	$1,588.4
Adjusting items on an attributable(a) basis:
General and administrative(f)	31.2	27.2	96.5	90.3
Other operating expense - sustaining(g)	0.4	2.5	1.5	4.9
Reclamation and remediation - sustaining(h)	21.7	18.4	66.4	56.1
Exploration and business development - sustaining(i)	10.7	10.6	38.5	32.4
Additions to property, plant and equipment - sustaining(j)	174.7	141.8	406.6	367.6
Lease payments - sustaining(k)	1.8	3.2	4.4	9.9
All-in Sustaining Cost - attributable(a)	$817.8	$743.1	$2,263.1	$2,149.6
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	24.2	12.9	59.5	32.8
Reclamation and remediation - non-sustaining(h)	2.3	1.7	6.9	5.1
Exploration and business development - non-sustaining(i)	38.9	38.3	113.8	113.0
Additions to property, plant and equipment - non-sustaining(j)	132.9	133.7	406.9	404.5
Lease payments - non-sustaining(k)	0.2	0.1	0.6	0.2
All-in Cost - attributable(a)	$1,016.3	$929.8	$2,850.8	$2,705.2
Gold equivalent ounces sold	520,733	578,323	1,571,045	1,621,483
Less: non-controlling interest(b) gold equivalent ounces sold	(16,622)	(27,775)	(52,070)	(27,775)
Attributable(a) gold equivalent ounces sold	504,111	550,548	1,518,975	1,593,708
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,622	$1,350	$1,490	$1,349
Attributable(a) all-in cost per equivalent ounce sold	$2,016	$1,689	$1,877	$1,697
Production cost of sales per equivalent ounce sold(e)	$1,150	$976	$1,091	$995

See pages 21 and 22 for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the interim condensed consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

p. 19 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S. dollars)
Three months ended September 30, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$47.6	$58.2	$18.5	$45.0	$4.5	$5.3	$54.8	$0.2	$179.3
Non-sustaining capital expenditures	54.4	-	-	-	28.5	22.6	51.1	27.4	132.9
Additions to property, plant and equipment - per cash flow	$102.0	$58.2	$18.5	$45.0	$33.0	$27.9	$105.9	$27.6	$312.2
Less: Non-controlling interest(b)	$-	$-	$-	$(4.6)	$-	$-	$(4.6)	$-	$(4.6)
Attributable(a) capital expenditures	$102.0	$58.2	$18.5	$40.4	$33.0	$27.9	$101.3	$27.6	$307.6

Three months ended September 30, 2024
Sustaining capital expenditures	$13.5	$41.2	$21.3	$56.6	$5.2	$5.0	$66.8	$0.2	$143.0
Non-sustaining capital expenditures	70.3	-	3.6	13.8	30.7	1.1	45.6	16.2	135.7
Additions to property, plant and equipment - per cash flow	$83.8	$41.2	$24.9	$70.4	$35.9	$6.1	$112.4	$16.4	$278.7
Less: Non-controlling interest(b)	$-	$-	$-	$(3.2)	$-	$-	$(3.2)	$-	$(3.2)
Attributable(a) capital expenditures	$83.8	$41.2	$24.9	$67.2	$35.9	$6.1	$109.2	$16.4	$275.5

(expressed in millions of U.S. dollars)
Nine months ended September 30, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$84.4	$121.0	$59.1	$116.2	$13.0	$24.9	$154.1	$0.5	$419.1
Non-sustaining capital expenditures	187.4	-	-	-	82.4	61.2	143.6	75.9	406.9
Additions to property, plant and equipment - per cash flow	$271.8	$121.0	$59.1	$116.2	$95.4	$86.1	$297.7	$76.4	$826.0
Less: Non-controlling interest(b)	$-	$-	$-	$(12.5)	$-	$-	$(12.5)	$-	$(12.5)
Attributable(a) capital expenditures	$271.8	$121.0	$59.1	$103.7	$95.4	$86.1	$285.2	$76.4	$813.5

Nine months ended September 30, 2024
Sustaining capital expenditures	$30.6	$105.4	$39.2	$141.9	$11.0	$41.8	$194.7	$(1.0)	$368.9
Non-sustaining capital expenditures	207.9	-	3.6	96.3	81.4	1.3	179.0	35.4	425.9
Additions to property, plant and equipment - per cash flow	$238.5	$105.4	$42.8	$238.2	$92.4	$43.1	$373.7	$34.4	$794.8
Less: Non-controlling interest(b)	$-	$-	$-	$(22.7)	$-	$-	$(22.7)	$-	$(22.7)
Attributable(a) capital expenditures	$238.5	$105.4	$42.8	$215.5	$92.4	$43.1	$351.0	$34.4	$772.1

See pages 21 and 22 for details of the footnotes referenced within the tables above.

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold and effectively reduces the cost of gold production.
(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.

p. 20 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on pages 20 and 21 of this news release and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.

p. 21 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix A

Figure 1: Extensive infill drilling has established strong coverage across both the upper and lower target zones, and extension drilling continues to indicate continuation of mineralization down dip outside of the original exploration target.

p. 22 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2025 third-quarter highlights”, “Return of Capital to shareholders”, “Operations highlights”, “Development and exploration projects”, “CEO commentary” and “Company Guidance”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks for 2025 of at least $600 million; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; planned timing for the submission of impact statements; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “aim”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on schedule”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “progress”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2024, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2024, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 23 Kinross reports 2025 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $25 impact on attributable production cost of sales per equivalent ounce sold1, 12.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $45 impact on Brazilian attributable production cost of sales per equivalent ounce sold1.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold1.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold1.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold1 as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

12 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 24 Kinross reports 2025 third-quarter results	www.kinross.com